CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sept. 30, 2005	Oct 1, 2004	Sept. 30, 2005	Oct 1, 2004
BASIC:
Net Income	$34,598	$27,401	$106,679	$76,880

Weighted average shares outstanding	64,102	62,005	63,698	61,641

Basic earnings per share	$0.54	$0.44	$1.67	$1.25

DILUTED:
Net Income	$34,598	$27,401	$106,679	$76,880
After-tax interest cost of convertible debt	918	918	2,755	2,762

Net Income plus assumed debt conversion	$35,516	$28,319	$109,434	$79,642

Weighted average shares outstanding	64,102	62,005	63,698	61,641
Dilutive effect of convertible debt	3,226	3,226	3,226	3,226
Incremental shares under stock option plans	2,206	2,930	2,330	3,113

Adjusted weighted average shares outstanding	69,534	68,161	69,254	67,980

Diluted earnings per share	$0.51	$0.42	$1.58	$1.17